Exhibit 99(a)
ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended September 30, 2013
(millions of dollars)
Selling, general and administrative expenses	$(5)
Interest income - affiliates	420
Interest expense and related charges	(724)
Loss before income taxes and equity in earnings of unconsolidated subsidiary	(309)
Income tax benefit	108
Equity in earnings of unconsolidated subsidiaries (net of tax)	276
Net income	$75